Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail “firstpoint@firstpointminerals.com”
TSX Venture Exchange: FPX

              August 24, 2006

First Point Announces Results for Balsamo Targets at Rio Luna and Expands Drilling on the San Andreas Target.

Peter M. D. Bradshaw, Ph.D., P. Eng., President and Chief Executive Officer of First Point Minerals Corp. (TSXV: FPX) advises that assay results have been received for drill holes DDRL46 – 50 that tested the East Balsamo and a portion of the West Balsamo targets.  An intersection of 11.0 gram/tonne (g/t) gold over 0.83 metres is the most significant result from these holes.  While there are also numerous anomalous values ranging from 200 to 3000 parts per billion gold in other intersections, the drilling indicates that the veins at these locations lack continuity.   In contrast to silver values at San Andreas noted in the table below, silver is low in the East and West Balsamo areas.

In view of the Balsamo results, the focus of the Company’s on going exploration at Rio Luna will be on both the San Andreas Vein System, (the initial target in this year’s drilling programme), and elsewhere on the El Paraiso vein systems.  More than half of the proposed total 4,000 metre programme remains to be completed on these targets.

The Company has taken advantage of a period of drier weather in the wet season to initiate follow-up drilling of 5 additional holes on the San Andreas Vein System. The encouraging results from the first holes on this target were announced in a June 27, 2006 news release and are summarized below. The five additional holes will test a second tier at a depth of about 100 metres below the surface starting 200 metres west of the most western drill hole (#39) and progressing east at 100 metre spaced sections.  The three eastern holes will test 50 metres below intersections in holes 39, 34 and 35.  These holes will also test the upper and lower veins noted in the table below, as well as the main vein.

San Andreas Vein - East Target
Hole #	From	To	Metres	Gold g/t	Silver g/t	*Gold eq	Vein
DD RL 34	63.45	64.60	1.15	1.4	285	6.1	Main
DD RL 35	35.17	35.94	0.77	2.1	28	2.5	Upper
	44.93	49.40	4.47	3.3	11	3.4	Main
DD RL 36	16.90	17.43	0.53	0.8	117	2.8	Upper
	47.85	53.13	5.28	2.9	36	3.5	Main
DD RL 39	18.45	19.20	0.75	3.3	164	6.0	Upper
	56.15	56.75	0.60	17.5	307	22.6	Main
	67.50	67.77	0.27	5.3	812	18.8	Lower

* Gold eq (gold equivalent) is calculated by dividing silver grade by 60 and adding this value to the gold grade. This ratio is calculated by using gold and silver prices and making allowance for the lower silver recovery generally encountered in this type of mineralization. While no metallurgy has been undertaken on these samples, it is assumed that recoveries of gold and silver will be very similar to those achieved by other operating mines in the belt.

The gold and silver grades in the holes listed above are greater than the economic cut-off for the El Limon mine, the closest mine to Rio Luna, where past production and current reserves total 3 million ounces of gold.

A longitudinal section of the main vein at San Andreas, together with the overlying trench results, can be seen on the Company’s website at www.internet-ir.com/fpm/VolumeTwo/ep8.htm in episode 8 which is part of a 10 part series on mineral exploration.  There is also a comparison with drilling results at 3 different stages of exploration from a similar epithermal vein deposit in Argentina which is being placed into production by its owners.

Two other target areas will also be tested later in the current drilling campaign, Santa Juana towards the northwest end of the El Paraiso Vein System and Filadelphia towards the southeast end of the same system.

Details of the Rio Luna property including the locations of the proposed drill holes are also available on the Company’s website at www.firstpointminerals.com.  Completion of the total 4000 metre 2006 drill programme is expected to take approximately another two months, weather permitting.

The current drill program at Rio Luna is supervised by Ron Britten, PhD.  All samples were submitted to CAS laboratories in Tegucigalpa and analyzed by fire assay with an atomic absorption finish with higher values checked by fire assay with a gravimetric finish.  Check assays are done by Acme Laboratories in Vancouver.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas.  For more information, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, or Ron Britten, Vice-President of Exploration, at (604) 681-8600.

FIRST POINT MINERALS CORP.

“Peter M.D. Bradshaw”
Peter M.D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.